UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Ares Private Markets Fund

(Name of Issuer)

Class I Common Shares

(Title of Class of Securities)

04020B103

(CUSIP Number)

Scott D. Fitzhenry

c/o Liberty Mutual Insurance Co.

175 Berkeley Street

Boston, Massachusetts 02116

(617) 357-9500

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 04020B103

1	NAME OF REPORTING PERSON. Liberty Mutual Holding Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,371,947.29 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,371,947.29 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,947.29 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 04020B103

1	NAME OF REPORTING PERSON. Liberty Mutual Retirement Plan Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 894,623.72 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 894,623.72 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,623.72 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 04020B103

1	NAME OF REPORTING PERSON. Liberty Mutual Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,477,323.57 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,477,323.57 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,323.57 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

Item 1 Security and Issuer

This Schedule 13D relates to the Class I Common Shares, $0.001 par value per share (the “Common Shares”), of Ares Private Markets Fund (the “Issuer”). The address of the Issuer’s principal executive office is: 245 Park Avenue, 44th Floor, New York, NY 10167.

Item 2 Identity and Background

(a) This Schedule 13D is being filed by Liberty Mutual Holding Company Inc. (“LMHC”), Liberty Mutual Retirement Plan Master Trust (“LMRPMT”) and Liberty Mutual Investment Holdings LLC (“LMIH”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b) The address and principal office of each of the Reporting Persons is 175 Berkeley Street, Boston, Massachusetts 02116.

(c) LMHC operates primarily through two businesses: (1) global risk solutions and (2) global retail markets. Each of these businesses market and underwrite insurance policies issued by the insurance entities owned or controlled by LMHC, including (i) stock insurance companies, (ii) stock insurance companies that were formerly mutual insurance companies and (iii) other affiliated insurance entities.

LMIH holds various private equity assets.

LMRPMT is a qualified benefit plan for the benefit of the employees of Liberty Mutual Group Inc. and its participating employers.

(d)-(e) None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LMHC is a Delaware corporation. LMRPMT is a Massachusetts trust. LMIH is a Delaware limited liability company.

The name, present principal occupation or employment and citizenship of each director and executive officer of LMHC are set forth on Annex A hereto, which is incorporated herein by reference.

Item 3 Source and Amount of Funds or Other Considerations

On April 1, 2022, LMIH and LMRPMT acquired 3,477,323.57 and 894,623.72 Common Shares from the Issuer at a per share price of $25.00 in cash. Such acquisitions were made in exchange for contributions of assets at the time of issuance and obligations to contribute additional assets at a later date secured by cash.

Item 4 Purpose of Transaction

The Reporting Persons who hold Common Shares directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Subject to the terms of the Agreement (as defined below), the Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Shares in the open market, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law or governing documents. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5 Interest in Securities of the Issuer

(a)-(b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.

The percentages of Common Shares beneficially owned described in this Schedule 13D are based on 10,375,947.29 Common Shares outstanding following the consummation of the Issuer’s sale of Common Shares on April 1, 2022.

3,477,323.57 Common Shares are owned directly by LMIH and may be deemed to be beneficially owned by LMHC because LMHC indirectly controls all of the outstanding interests in LMIH. Certain of LMHC’s subsidiaries have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Shares owned directly by LMIH. Liberty Mutual Insurance Company and Peerless Insurance Companies, each an indirect wholly owned subsidiary of LMHC, own 40% and 22%, respectively, of the membership interests in LMIH. Each of the Reporting Persons (other than LMIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

894,623.72 Common Shares are owned directly by LMRPMT and may be deemed to be beneficially owned by LMHC because LMHC indirectly controls the investment and voting decisions of the Common Shares directly held by LMRPMT as a result of a sub-advisory arrangement between Liberty Mutual Group Asset Management Inc. and the Liberty Mutual Retirement Committee, the named fiduciary of LMRPMT. Each of the Reporting Persons (other than LMRPMT), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by the Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) The information set forth in Item 5(a)-(b) of this Schedule 13D is incorporated herein by reference.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Voting and Transfer Agreement

On April 1, 2022, LMIH and LMRPMT entered into a voting and transfer agreement (the “Agreement”) with Ares Capital Management II LLC, the Issuer’s adviser (the “Adviser”). Pursuant to the terms of the Agreement, LMIH and LMRPMT agreed that each will not tender its Common Shares for repurchase by the Issuer in connection with the Issuer’s anticipated quarterly tender offers until 2024, subject to certain limitations specified in the Agreement. LMIH and LMRPMT also agreed to forego and waive their pro rata portion of any voting rights in respect of their Common Shares of the Issuer, to the extent that such voting rights equal or exceed 5% of the voting rights of the Issuer’s shareholders. The Agreement will terminate automatically upon the date on which LMIH and LMRPMT no longer own any Common Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to such, which is filed as an exhibit and incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated April 11, 2022, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Voting and Transfer Agreement, dated as of April 1, 2022, by and among Liberty Mutual Investment Holdings LLC, Liberty Mutual Retirement Plan Master Trust and Ares Capital Management II LLC.

99.2	Joint Filing Agreement, dated as of April 11, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

LIBERTY MUTUAL HOLDING COMPANY INC.	By:	/s/ Vlad Barbalat
Name: Vlad Barbalat
Title: Executive Vice President and Chief Investment Officer

LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST	By: Liberty Mutual Insurance Company, its Adviser
By: Liberty Mutual Group Asset Management Inc., its Sub-Adviser

	By:	/s/ Demetri Fifis
Name: Demetri Fifis
Title: Vice President

LIBERTY MUTUAL INVESTMENT HOLDINGS LLC	By:	/s/ Demetri Fifis
Name: Demetri Fifis
Title: Vice President